Kinsale Capital Group, Inc.
2221 Edward Holland Drive, Suite 600
Richmond, VA 23230

July 25, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Suzanne Hayes
Assistant Director

Re:	Kinsale Capital Group, Inc.
Registration Statement on Form S-1
File No. 333-212394

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Kinsale Capital Group, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. ET on July 27, 2016 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Dwight S. Yoo at (212) 735-2573 and that such effectiveness also be confirmed in writing.

Very truly yours,

KINSALE CAPITAL GROUP, INC.

/s/ Michael P. Kehoe
By:	Michael P. Kehoe
Title:	President, Chief Executive Officer and Director

cc:	Dwight S. Yoo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

[Signature page to Acceleration Request]